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May 23, 1997


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Att'n: Rico Vicencio

Re: Koppers Industries, Inc.--Application for Withdrawal of Registration Statement on Form S-1 of 8,052,210 shares of Common Stock
      (Registration No. 333-3313)

Dear Mr. Vicencio:

      On behalf of Koppers Industries, Inc. (the "Company") and pursuant to Rule 477(a) of the Securities Act of 1933, as amended, I hereby make application to have the above-referenced Registration Statement, filed with the Commission on May 8, 1996, withdrawn. The Company is requesting a withdrawal of the Registration Statement due to financial market conditions.

      The Company has not sold, nor made any offers to sell, any of the shares covered by the Registration Statement.

      Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

      If you have any questions regarding this application, do not hesitate to contact the undersigned or the Company's legal counsel, Clayton A. Sweeney of Dickie, McCamey & Chilcote, P.C. at (412) 392-5368.


                                          Very truly yours,

                                          /s/ Donald E. Davis

                                          Chief Financial Officer



cc: Clayton A. Sweeney, Esquire